
December 14, 2010

Patrick J. McEnany
Chairman, President and CEO
Catalyst Pharmaceutical Partners, Inc.
355 Alhambra Circle, Suite 1370
Coral Gables, Florida 33134

> **Re:** **Catalyst Pharmaceutical Partners, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 3, 2010**
> **File No. 333-170945**

Dear Mr. McEnany:

We have limited our review of your registration statement to the resolution of all outstanding comments on your Form 10-K for the fiscal year ended December 31, 2009 and to the issue we have addressed in our comment.

If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

1. Please revise your disclosure to incorporate by reference the company's 8-Ks filed 2/17/2010, 2/23/2010 and 4/10/2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Johnny Gharib at (202) 551-3170 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Philip B. Schwartz, Esq.
       Akerman Senterfitt
       One Southeast Third Avenue
       Suite 2500
       Miami, Florida 33131